UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011

Commission File Number: 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.

(Translation of registrant's name into English)

61, Vasilisis Sofias Avenue

Athens 115 21 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Omega Navigation Enterprises, Inc. (the "Company") received written notice (the “Notice”) from The Nasdaq Stock Market (“Nasdaq”), dated July 8, 2011, that, in connection with the Company’s filing of voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code, and in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, the Company’s securities will be delisted from Nasdaq, unless the Company successfully appeals the delisting determination.  The Company may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in Nasdaq’s Listing Rule 5800 series, provided the Company makes a hearing request on or prior to July 15, 2011.  The hearing request would stay the suspension of the Company’s securities and the filing of the Form 25-NSE discussed below pending the panel’s decision.

If the Company does not appeal Nasdaq’s determination, the Notice states that trading of the Company’s securities will be suspended at the opening of business on July 19, 2011, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.  The Company’s securities will not be immediately eligible to trade on the OTC Bulletin Board or in the “Pink Sheets.”  The Company’s securities may become eligible for such trading if a market maker makes application to register in and quote the security in accordance with SEC rules, and such application is cleared.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expect," "believe," "planning," "possibility," "opportunity," "goal," "will," "may," "intend," "anticipates," "working toward" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company's forward-looking statements.

These risks and uncertainties include but are not limited to (i) the ability of the Company to continue as a going concern, (ii) the Company's ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 cases, (iii) the ability of the Company and its subsidiaries to prosecute, develop and consummate one or more plans of reorganization with respect to the Chapter 11 cases, (iv) the effects of the Company's bankruptcy filing on the Company and the interests of various creditors, equity holders and other constituents, (v) Bankruptcy Court rulings in the Chapter 11 cases and the outcome of the cases in general, (vi) the length of time the Company will operate under the Chapter 11 cases, (vii) risks associated with third party motions in the Chapter 11 cases, which may interfere with the Company's ability to develop and consummate one or more plans of reorganization once such plans are developed, (viii) the potential adverse effects of the Chapter 11 proceedings on the Company's liquidity or results of operations, (ix) the ability to execute the Company's business and restructuring plan, (x) increased legal costs related to the Company's bankruptcy filing and other litigation, and (xi) the Company's ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with its vendors, landlords and service providers and to retain key employees. In the event that the risks disclosed in the Company's public filings and those discussed above cause results to differ materially from those expressed in the Company's forward-looking statements, the Company's business, financial condition, results of operations or liquidity, and the interests of creditors, equity holders and other constituents, could be materially adversely affected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMEGA NAVIGATION ENTERPRISES, INC.

Dated: July 14, 2011	By: /s/ Gregory A. McGrath
Gregory A. McGrath
Chief Financial Officer